SEC 09059299 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66892

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merger & Acquisition Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 East 53rd Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Lubitz 212-750-0630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack Lubitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merger & Acquisition Capital Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDRELL T. WALKER
Notary Public - State of New York
No. 01WA6177480
Qualified in Bronx County
My Commission Expires Nov. 13, 2011

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Merger & Acquisition Capital Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, Inc. as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merger & Acquisition Capital Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2009

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash in bank	$ 22,132
Prepaid expenses	1,614
Property and equipment - net	1,432
Total Assets	$ 25,178

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,850
Stockholder's Equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	34,000
Additional paid-in capital	272,855
Deficit	(284,527)
Total Stockholder's Equity	22,328
Total Liabilities and Stockholder's Equity	$ 25,178

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Interest income	$ 145
Other income	700
Total Revenues	845
Expenses:	
Salaries and other employment expenses	31,087
Rent	33,405
Regulatory fees	10,143
Professional fees	10,936
Loss on disposition of assets	11,509
Other operating expenses	18,673
Total Expenses	115,753
Net Loss	($ 114,908)

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Deficit	Total Stockholder's Equity
Balances, January 1, 2008	$ 34,000	$ 186,500	($ 169,619)	$ 50,881
Additional paid-in capital	-	86,355	-	86,355
Net loss	-	-	(114,908)	(114,908)
Balances, December 31, 2008	$ 34,000	$ 272,855	($ 284,527)	$ 22,328

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net Loss	($ 114,908)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,382
Loss on disposition of assets	11,509
(Increase) decrease in operating assets:	
Commissions receivable	17,100
Prepaid expenses	10,497
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(5,986)
Total Adjustments	35,502
Net Cash Used In Operating Activities	(79,406)
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(500)
Cash Flows From Financing Activities:	
Capital contributed	86,355
Net Increase in Cash	6,449
Cash, Beginning of Year	15,683
Cash, End of Year	$ 22,132

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Note (1) - Nature of business:

Merger & Acquisition Capital Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

The Company changed its name from Broadway Financial Group, Inc. to its present form during an ownership change in 2008.

Note (2) – Summary of significant accounting policies:

(A) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(B) Income taxes:
Prior to the change in ownership during the year 2008, the Company elected to be an S Corporation under the provisions of the Internal Revenue Code. As such, the Company did not pay any income taxes, as any income or loss prior to the sale will be included in the income tax return of the former owner.

At the time of the ownership change, the S Corporation election was renewed for the new owner under the provisions of the Internal Revenue Code. Any income or loss from the date of sale to the year end will be included in the income tax return of the new owner.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2008, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2008

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Property and equipment:

Property and equipment consists of the following as of December 31, 2008:

Equipment, furniture and fixtures	$ 1,500
Less: Accumulated depreciation	68
Net book value	$ 1,432

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is seven years. Depreciation for the year 2008 subsequent to the change in ownership amounted to $68.

Concurrent with the change in ownership during the year 2008, the Company disposed of the property and equipment it owned sustaining a loss of $11,509 on the asset disposition. Prior to the disposition, the Company recorded depreciation for 2008 in the amount of $2,314.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $18,844, which exceeded its requirement of $5,000 by $13,844. The Company had a percentage of aggregate indebtedness to net capital of 15.12% as of December 31, 2008.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Computation of Net Capital

Stockholder's equity	$ 22,328
Non-allowable assets:	
Prepaid expenses	1,614
Property and equipment -net	1,432
Total non-allowable assets	3,046
Net capital before haircuts on proprietary positions	19,282
Haircuts	438
Net capital	18,844
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $2,850	5,000
Excess net capital	$ 13,844
Ratio of aggregate indebtedness to net capital	15.12 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 2,850
Total aggregate indebtedness	$ 2,850

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2008):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 21,474
Audit adjustments	(2,630)
Net capital per above	$ 18,844

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the President of
Merger & Acquisition Capital Services, Inc.
New York, New York

In planning and performing our audit of the financial statements of Merger & Acquisition Capital Services, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2009

MERGER & ACQUISITION CAPITAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2008

MERGER & ACQUISITION CAPITAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2008

CONTENTS